UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CARLOTZ, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

1142552108

(CUSIP Number)

TRP Capital Partners, LP

380 N. Old Woodward Ave., Suite 205

Birmingham, Michigan 48009

(248) 648-2358

January 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1142552108

1.	Name of Reporting Person TRP Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,739,678
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,739,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,739,678
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1%
14.	Type of Reporting Person PN

1.	Name of Reporting Person TRP Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,739,678
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,739,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,739,678
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.1%
14.	Type of Reporting Person OO

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of CarLotz, Inc., f/k/a Acamar Partners Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by TRP Capital Partners, LP, a Delaware limited partnership (“TRP”) and TRP Capital Management, LLC, a Delaware limited liability company (“TRP Capital” and together with TRP, the “Reporting Persons”).

TRP Capital is the general partner of TRP. Each of David R. Mitchell, Steven G. Carrel, Michael A. DiRienzo and James A. Hislop shares voting and investment power over the securities of the Issuer held by the Reporting Persons. TRP Capital and each of Messrs. Mitchell, Carrel, DiRienzo and Hislop may be deemed to own all of shares of Class A common stock held by the Reporting Persons. Each of TRP Capital and Messrs. Mitchell, Carrel, DiRienzo and Hislop disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 1, 2021, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address of the Reporting Persons is 380 N. Old Woodward Ave., Suite 205, Birmingham, Michigan 48009.

(c) Each of the Reporting Persons is principally engaged in the business of investment in securities. Messrs. Mitchell, Carrel, DiRienzo and Hislop are Managing Directors of TRP.

(d) During the last five years, none of the Reporting Persons or Messrs. Mitchell, Carrel, DiRienzo or Hislop have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Messrs. Mitchell, Carrel, DiRienzo or Hislop have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are organized under the laws of the State of Delaware. Messrs. Mitchell, Carrel, DiRienzo and Hislop are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On January 21, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of October 21, 2020 (as amended by Amendment No. 1, dated December 16, 2020, the “Merger Agreement”), by and among CarLotz Group, Inc., f/k/a CarLotz, Inc. (“Former CarLotz”), the Issuer and Acamar Partners Sub, Inc. (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged (the “Merger”) with and into Former CarLotz, with Former CarLotz surviving the merger as a wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, each share of Former CarLotz preferred stock was converted into $23.1235 in cash, 10.1927 shares of Class A common stock and a contingent and non-assignable right to an additional 1.1242 shares of Class A common stock (“Earnout Shares”).

One-half of the Earnout Shares will be issued, if at any time prior to the first business day following the end of the 60 months following the Closing Date (the “Forfeiture Date”), the reported closing trading price of the Class A common stock exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stock) for 20 out of any 30 consecutive trading days during such 60-month period and the other half of the Earnout Shares will be issued if, at any time prior to the Forfeiture Date, the reported closing trading price of the Class A common stock exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stock) for 20 out of any 30 consecutive trading days during such 60-month period. All of the Earnout Shares will be issued if there is a change of control of the Issuer that will result in the holders of the Class A common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stock) prior to the Forfeiture Date. All of the Earnout Shares that remain unissued on the Forfeiture Date will be forfeited on the Forfeiture Date.

Pursuant to a Subscription Agreement dated as of October 21, 2021 in connection with the execution of the Merger Agreement, TRP committed to purchase 1,000,000 shares of Class A common stock at a purchase price of $10.00 per share, conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions. TRP consummated such purchase on the Closing Date, prior to the closing of the Merger, with a portion of the cash consideration from the Merger.

As part of the Merger, TRP received 20,739,678 shares of Class A common stock and 2,287,420 Earnout Shares.

The Reporting Persons used their own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety in to this Item 4.

Messrs. Mitchell and Carrel are members of the Issuer’s board of directors.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, TRP holds 21,739,678 shares of Class A common stock, representing approximately 19.1% of the outstanding shares of Class A common stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 21,739,678 shares of Class A common stock, representing approximately 19.1% of the Class A common stock. The percentage of the outstanding shares of Class A common stock held by the Reporting Persons is based on 113,670,060 shares of Class A common stock outstanding as of January 21, 2021.

(d) Except as described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Class A common stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Stockholders Agreement

On January 21, 2021, the Issuer, TRP, Acamar Partners Sponsor I LLC (the “Sponsor”) and the Michael W. Bor (together with TRP and the Sponsor, the “Stockholder Parties”) entered into a stockholders agreement (the “Stockholders Agreement”) pursuant to which (A) (i) for so long as TRP holds at least 10% of the issued and outstanding shares of the Company, TRP will have the right to nominate two directors for election to the board of directors of the Issuer, (ii) for so long as the Sponsor, or, in case the Sponsor is dissolved, the individuals identified in Exhibit A to the Stockholders Agreement collectively, holds at least 3% of the issued and outstanding shares of the Issuer, the Sponsor will have the right to nominate two directors to the board of directors of the Issuer (at least one of whom will be an independent director), (iii) for so long as Mr. Bor is the chief executive officer of the Issuer or he, together with his affiliated family trusts, holds at least 10% of the issued and outstanding shares of the Issuer, he will be nominated for election to the board of directors of the Issuer and (iv) the remaining directors, all of which must be independent directors, will be nominated by the Nominating and Corporate Governance Committee, (B) the size of the board of directors of the Issuer will initially be set at nine members, and thereafter may be changed from time to time by resolution of the board of directors of the Issuer in accordance with the Issuer’s certificate of incorporation, and (C) the Company’s certificate of incorporation shall provide that the Company shall have a classified board of directors, with three classes of directors.

Registration Rights and Lock-Up Agreement

On January 21, 2021, the Issuer entered into the Registration Rights and Lock-Up Agreement with the Holders, including Mr. Bor, requiring the Issuer to, among other things, file a registration statement to register the resale of certain shares of the Class A common stock held by the Holders within 45 days after the Closing Date and to use reasonable best efforts to cause such registration statement to be declared effective as soon as possible after such initial filing , but no later than the earlier of (i) the 90th day (or the 120th day if the SEC notifies that it will “review” such registration statement) following the Closing Date and (ii) the 10th business day after the date the SEC notified that such registration statement will not be “reviewed” or will not be subject to further review. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, TRP, Mr. Bor and the Sponsor (the “Demanding Holders”) each have two demand rights under which they may demand, at any time and from time to time, that the Issuer file a registration statement on Form S-3 (or Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such Demanding Holder, and each may specify that such demand registration take the form of an underwritten offering pursuant to such registration statement. Once the resale registration statement has been filed and declared effective, the Demanding Holders have unlimited rights to request the Issuer register an underwritten offering pursuant to such registration statement. Holders will also have “piggy-back” registration rights, subject to certain requirements and customary conditions. The Registration Rights and Lock-Up Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act of 1933, as amended.

The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by certain of the Holders to, subject to certain exceptions, be locked-up until the earliest of: (i) 180 days from the Closing Date; (ii) the last consecutive trading day where the last reported sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; or (iii) such date on which the Issuer completes a liquidation merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Agreement and Plan of Merger, dated as of October 21, 2020, by and among Acamar Partners Acquisition Corp., Acamar Partners Sub, Inc. and CarLotz, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed January 27, 2021).

3	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 16, 2020, by and among Acamar Partners Acquisition Corp., Acamar Partners Sub, Inc. and CarLotz, Inc. (incorporated by reference to Exhibit 2.1.1 to the Issuer’s Current Report on Form 8-K filed January 27, 2021).

4	Form of Subscription Agreement (incorporated by reference to Exhib10.3 to the Issuer’s Current Report on Form 8-K filed October 22, 2020.

5	Registration Rights and Lock-Up Agreement, dated as of January 21, 2021, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021		TRP Capital Partners, L.P.

		By:	/s/ David R. Mitchell
		Name:	David R. Mitchell
		Title:	Managing Director

TRP Capital Management, LLC

	By:	/s/ David R. Mitchell
Name: David R. Mitchell Title: Managing Director